The Cronos Group
5, rue Guillaume Kroll
L-1882 Luxembourg

July 27, 2007
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	The Cronos Group
Form S-3
Registration No. 333-91597
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Cronos Group, a societé anonyme holding organized and existing under the laws of Luxembourg (the “Company”), hereby submits this application for withdrawal of its Registration Statement on Form S-3, together with all amendments thereto (File No. 333-91597) (the “Registration Statement”). The Registration Statement covers the resale of common shares of the Company received by the selling stockholders listed in the Registration Statement.
     The Company, CRX Acquisition Ltd. and FB Transportation Capital LLC are parties to an Asset Purchase Agreement dated February 28, 2007, pursuant to which CRX Acquisition Ltd. will acquire all of the assets and assume all of the liabilities of the Company (the “Assets Sale”). Under the terms of this agreement, upon the closing of the Assets Sale, scheduled for August 1, 2007, each outstanding common share of the Company shall thereupon evidence no economic rights other than the right to receive a liquidating distribution per share of $16.00, without interest, upon the surrender of the certificates representing such common shares to the paying agent, all in accordance with the procedures set forth in a plan of liquidation to be adopted by the shareholders of the Company on that date. In addition, each common share shall possess no further rights other than the right to vote at the second and third special shareholders’ meetings that are currently scheduled to follow the closing of the Assets Sale. (The second and third meetings are required by Luxembourg law in order to receive and approve reports on the Company’s dissolution and liquidation.) In addition, upon approval of the matters to be presented at the third special shareholders’ meeting, all of the Company’s common shares shall cease to have any rights other than such right to receive the liquidating distribution per share of $16.00.

Securities and Exchange Commission
July 27, 2007

     Because of the transactions contemplated by the Assets Sale, the Company desires to withdraw the Registration Statement. The Company confirms that no securities of the Company have been sold pursuant to the Registration Statement. The sole selling shareholder named in the Registration Statement that holds common shares of the Company has been informed of, and raises no objection to, this request for withdrawal of the Registration Statement.
     Please forward a copy of the order granting withdrawal of the Registration Statement to my attention at Cronos Capital Corp., One Front Street, Suite 925, San Francisco, California 94111 (facsimile (415) 677-9396), with a copy to James F. Fotenos, Greene Radovsky Maloney Share & Hennigh LLP, Four Embarcadero Center, Suite 4000, San Francisco, California 94111 (facsimile (415) 777-4961).

Very truly yours,
/s/ Dennis J. Tietz
Dennis J. Tietz
Chairman of the Board and Chief Executive Officer